SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SCPIE HOLDINGS INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.0001 PER SHARE

(TITLE OF CLASS OF SECURITIES)

C-78402P

(CUSIP NUMBER OF CLASS OF SECURITIES)

DONALD J. ZUK

PRESIDENT AND CHIEF EXECUTIVE OFFICER

SCPIE HOLDINGS INC.

1888 CENTURY PARK EAST

LOS ANGELES, CALIFORNIA 90067

(310) 551-5900

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

JOSHUA E. LITTLE, ESQ.

LATHAM & WATKINS LLP

12636 HIGH BLUFF DRIVE

SAN DIEGO, CALIFORNIA 92130

(858) 523-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 1 announces the termination on December 17, 2003 of the Tender Offer on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on November 18, 2003 by SCPIE Holdings Inc., a Delaware corporation (“SCPIE”), relating to the offer by SCPIE to its employees, for compensatory purposes, to purchase for cash, without interest thereon, from its eligible employees all outstanding stock options with exercise prices equal to or greater than $29.00 per share that were granted under SCPIE’s equity participation plan, which has been amended and restated to date as the 2003 Amended and Restated Equity Participation Plan of SCPIE Holdings Inc.

Capitalized terms used and not defined in this Amendment No. 1 have the meanings given to those terms in the Schedule TO.

Section 5 of the Offer to Purchase is hereby amended and updated to provide the following:

5. Acceptance for Purchase of Options and Payment of Cash Amount.

The Offer to Purchase expired at 9:01 p.m., U.S. pacific time, on Wednesday, December 17, 2003.

Pursuant to the Offer to Purchase, SCPIE has accepted for purchase all properly tendered and not validly withdrawn options eligible for the Offer to Purchase, which options represented the right to purchase an aggregate of 417,000 shares of SCPIE’s common stock. This number represents 100% of the outstanding options eligible for the Offer to Purchase. Upon the terms and subject to the conditions of the Offer to Purchase, SCPIE will promptly pay an aggregate purchase price of $417,000 for such tendered options.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2003	SCPIE HOLDINGS INC.

	By:	/s/ DONALD J. ZUK

	Name:	Donald J. Zuk

	Title:	Chief Executive Officer and President

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